SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             NEOFORMA.COM, INC.
                              (NAME OF ISSUER)

                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                640475 10 7
                               (CUSIP NUMBER)

                              Marcea B. Lloyd
                 Senior Vice President and General Counsel
                                  VHA Inc.
                       220 East Las Colinas Boulevard
                          Irving, Texas 75039-5500
                               (972) 830-0000
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:

                              Nancy Lieberman
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                               (212) 735-3000

                               July 26, 2000
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box |_| .




                            (Page 1 of 10 Pages)




CUSIP NO.   640475  10  7              13D            PAGE 2 OF 10 PAGES
         --------------------


  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      VHA INC. (IRS Employer Identification Number 38-2182248)
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
      NOT APPLICABLE                                                (b) |_|
  3   SEC USE ONLY

  4   SOURCE OF FUNDS
      OO
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

  NUMBER OF      7     SOLE VOTING POWER       46,267,530
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER     0
  OWNED BY
    EACH         9     SOLE DISPOSITIVE POWER  46,267,530
  REPORTING
 PERSON WITH     10    SHARED DISPOSITIVE POWER0

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      46,267,530
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      NOT APPLICABLE
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      36% (BASED ON 127,065,473 SHARES OF COMMON STOCK OUTSTANDING AS OF
      AUGUST 4, 2000)
 14   TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------


ITEM 1. SECURITY AND ISSUER.

      This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Neoforma.com, Inc., a Delaware corporation ("Neoforma"). The address of the principal executive offices of Neoforma is 3061 Zanker Road, San Jose, California 95134.

ITEM 2. IDENTITY AND BACKGROUND.

      This Schedule 13D is hereby filed by VHA Inc., a Delaware corporation ("VHA"). The principal business address of VHA is 220 East Las Colinas Boulevard, Irving, Texas 75039-5500. VHA's principal business is to provide products, programs and services to its members, a nationwide network of more than 1,900 community-owned hospitals and healthcare providers, including contracts on regional and national products and services in areas such as clinical effectiveness, information technology, learning networks and education, market-share development, performance improvement and supply-chain management.

      The name, business address, present principal occupation or employment and citizenship of each director and executive officer of VHA (the "Covered Persons") is set forth on Schedule A hereto and is incorporated herein by reference.

      During the past five years, neither VHA nor, to the knowledge of VHA, any of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibit ing or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As consideration for VHA entering into the Outsourcing Agreement (as defined in Item 4) with Neoforma, Neoforma issued Common Stock and a warrant to acquire Common Stock (the "Warrant") to VHA (all as further described below in this paragraph and in Item 4) pursuant to the Amended and Restated Common Stock and Warrant Agreement, dated as of March 30, 2000, by and between Neoforma and VHA, as amended and restated on May 24, 2000 (the "Common Stock and Warrant Agreement"). The Common Stock and Warrant Agreement was approved by the Neoforma shareholders at their annual meeting on July 26, 2000 and the transactions contemplated therein were consummated on July 26, 2000 (the "Closing"). At the Closing, and pursuant to the Common Stock and Warrant Agreement, Neoforma issued to VHA 46,267,530 shares of Common Stock, representing approximately 36% of the shares outstanding, a portion of which are subject to forfeiture as described in Item 4, and a Warrant which provides for the acquisition of 30,845,020 shares of Common Stock. The Warrant has an exercise price per share of $0.01 and is subject to vesting as described in Item 4.

ITEM 4. PURPOSE OF TRANSACTION.

      The purpose of this transaction is to establish a long-term, global relationship with Neoforma in order to achieve increased efficiency and cost savings through Internet-based technology. VHA has acquired all shares of Common Stock reported in this Schedule 13D for investment purposes as part of the transactions described below. VHA has no present intention to seek control of Neoforma.

      On May 24, 2000, Neoforma, VHA, University HealthSystem Consortium, an Illinois corporation ("UHC"), Novation, LLC, a Delaware limited liability company and approximately 80% owned subsidiary of VHA ("Novation"), and Healthcare Purchasing Partners International LLC, a Delaware limited liability company and approximately 75% owned subsidiary of VHA ("HPPI"), entered into an Amended and Restated Outsourcing and Operating Agreement (the "Outsourcing Agreement") pursuant to which Neoforma agreed to develop and manage an e-commerce web site to facilitate the sale, rental or lease of new and used medical products, equipment, supplies, services, information and other content for the benefit of the members and patrons of VHA, UHC and HPPI, and other unaffiliated organizations (the "Exchange"). Additionally, under the Outsourcing
Agreement: (i) Novation will serve as the contracting agent for Neoforma by recruiting, contracting with and managing relationships with healthcare equipment manufacturers and service suppliers on Neoforma's behalf, (ii) VHA will provide marketing support for the Exchange among its members and patrons and (iii) VHA will not develop or promote to its members or patrons any other Internet-based exchange for the acquisition or disposal of medical products, supplies, equipment or services by healthcare providers anywhere in the world.

      To compensate VHA for its obligations under the Outsourcing Agreement, Neoforma and VHA entered into the Common Stock and Warrant Agreement. At the Closing, Neoforma issued to VHA 46,267,530 shares of Common Stock, representing 36% of Neoforma's shares outstanding, and a Warrant to acquire 30,845,020 additional shares of Common Stock, subject to vesting requirements. On each of April 1, 2001, 2002, 2003 and 2004, respectively, VHA shall forfeit and return to Neoforma, without payment of any consideration by Neoforma to VHA, 16.75% of the aggregate number of shares of Common Stock issued to VHA if both: (i) for the prior one-year period ending on each of January 31, 2001, 2002, 2003 and 2004, respectively, the cumulative number of healthcare organizations that are members or patrons of VHA that have signed up for Neoforma's services and did not terminate their contracts with them is lower than the target number specified for that year and (ii) the cumulative aggregate dollar volume of historical purchases of products by such healthcare organizations, as of January 31, 2001, 2002, 2003 and 2004, respectively, is less than the specified purchasing volume target for that year. The remaining 33% of the shares of Common Stock issued to VHA are not subject to forfeiture.

      The Warrant to purchase 30,845,020 shares of Common Stock has an exercise price of $0.01 per share, subject to adjustment, and a term of ten years. The shares issuable under the Warrant are divided into two groups, Tranche A and Tranche B, each of which have a specified cumulative purchasing volume dollar target (the "Tranche A Purchasing Target" and the "Tranche B Purchasing Target," respectively) for each of June 30, 2001, 2002, 2003 and 2004 (collectively, the "Purchasing Targets"). These Purchas ing Targets increase each year. Twenty-five percent of the Tranche A and Tranche B shares shall become exercisable upon each of June 30, 2001, 2002, 2003 and 2004, respectively, if the Purchasing Targets specified for that date have been met. If the specified Tranche A Purchasing Target is not met, a pro rata number of Tranche A shares will vest based upon the portion of the Tranche A Purchasing Target met, and the shortfall amount will vest only if the following year's Tranche A Purchasing Target is met in its entirety. If the specified Tranche B Purchasing Target is not met, a pro rata number of shares will vest based upon the amount by which the Tranche A Purchasing Target for such date is exceeded, and the Tranche B shortfall amount will vest only if the following year's Tranche B Purchasing Target is met. No Tranche B shares may vest if the Tranche A Purchasing Target specified for that year has not been exceeded. In certain circum stances, upon a change in control of Neoforma, the Warrant will become immediately exercisable.

      VHA intends to distribute shares of Common Stock (including shares obtained after exercise of the Warrant) to its shareholders, members and patrons in the future. The amount of such distributions will be based upon, among other factors, the volume of purchases by such shareholders, members and patrons on the Exchange.

      Under the Common Stock and Warrant Agreement, VHA has the right to appoint two persons to Neoforma's board of directors. This right shall continue for as long as VHA beneficially owns 20% or more of Neoforma's Common Stock on a fully converted basis. VHA may appoint one person to Neoforma's board of directors for as long as it beneficially owns 10% or more of Neoforma's Common Stock on a fully converted basis. If Neoforma's board of directors subsequently establishes an executive committee or similar committee, VHA has the right to designate one member of this committee.

      Except as noted above, VHA currently has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Neoforma, or the disposition of securities of Neoforma; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Neoforma or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Neoforma or any of its subsidiaries; (d) any change in the present board of directors or management of Neoforma, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capital ization or dividend policy of Neoforma; (f) any other material change in Neoforma's business or corporate structure; (g) changes in Neoforma's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Neoforma by any person; (h) causing a class of securities of Neoforma to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Neoforma becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumer ated above in (a) - (i).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) - (b) The information required by these sections of Item 5 is set forth in numbers 7-11 and number 13 of the cover page to this Schedule 13D and is incorporated herein by reference.

      Except as set forth in Schedule A hereto, none of the Covered Persons directly owns any of the shares of Common Stock reported on this Schedule 13D. However, by reason of their status as directors and/or executive officers of VHA, the Covered Persons may be deemed to be the beneficial owners of the shares of the Common Stock owned directly or beneficially by VHA. VHA has been advised that each of the Covered Persons disclaims beneficial ownership of the shares of the Common Stock from time to time owned directly or beneficially by VHA.

      (c) Except as set forth herein, neither VHA nor any of the Covered Persons have effected any transaction in shares of Common Stock during the past 60 days.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Neoforma reported on herein.

      (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Under the Common Stock and Warrant Agreement, from and after the date of the Closing through the fifth anniversary of the Closing and for as long after this period as VHA beneficially owns more than 35% of the then outstanding shares of Common Stock, VHA: (i) will vote all shares of Common Stock it holds in excess of 19.9% in proportion to the votes cast by all of the other Neoforma shareholders, except for votes concerning a change of control of Neoforma, the election of VHA's nominee or nominees to Neoforma's board of directors (as described in Item 4) or an amendment to Neoforma's certificate of incorporation that would adversely affect VHA in a manner different from its effect on other shareholders and (ii) will not, without the consent of Neoforma, acquire Neoforma securities that, together with those held by VHA and its affiliates, will exceed 24% of Neoforma's Common Stock, other than upon the exercise of the Warrant. VHA may not sell or transfer its shares of Common Stock to another person, if after such sale or transfer, this person would own 15% or more of Neoforma's outstanding Common Stock, unless the transferee agrees in writing to be bound to the same voting and acquisi tion restrictions that VHA is subject to, except that, for transferees, the 19.9% voting limitation and the 24% transfer limitation will each be adjusted to 15%.

      Under the Amended and Restated Registration Rights Agreement, dated June 30, 2000, by and between Neoforma, VHA, UHC and certain other Neoforma shareholders (the "Registration Rights Agreement"), VHA and UHC may, as of January 24, 2001, demand Neoforma to file up to three registration statements on Form S-1, subject to certain limitations, to register the sale of an amount of shares of Common Stock having a then current market value of at least $30 million. VHA also acquired piggyback rights, subject to limitation, permitting them to include their shares of Common Stock in a registration statement filed by Neoforma. If Neoforma should become eligible to use Form S-3, VHA will have the right to demand that Neoforma file a registration statement on Form S-3 to register the sale of an amount of shares of Common Stock having an aggregate price of at least $1 million. Neoforma may not be required to file a registration statement for VHA on Form S-3 more than twice in any 12-month period.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      References to and descriptions of the Common Stock and Warrant Agreement, the Warrant and the Registration Rights Agreement as set forth herein are qualified in their entirety by reference to the copies of the Common Stock and Warrant Agreement, the Warrant and the Registration Rights Agreement attached hereto in Exhibits 2.1, 4.1 and 4.2, respectively, and are incorporated herein in their entirety where such references and descriptions appear.

     Exhibit 2.1 Amended and Restated VHA Common Stock and Warrant Agreement, dated as of March 30, 2000, by and between Neoforma.com, Inc. and VHA Inc., as amended and restated on May 24, 2000

      Exhibit 4.1 Warrant, dated July 26, 2000

      Exhibit 4.2 Amended and Restated Registration Rights Agreement, dated
                  June 30, 2000, by and between Neoforma.com, Inc., VHA Inc., and other investors of Neoforma.com, Inc.


                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 7, 2000


                                    VHA INC.


                                    By:  /s/ Marcea B. Lloyd
                                         ---------------------------
                                         Marcea B. Lloyd
                                         Senior Vice President and
                                         General Counsel



                                                              SCHEDULE A


                    DIRECTORS AND EXECUTIVE OFFICERS
                              OF VHA INC.

      The name and principal occupation of each of the executive officers and directors of VHA Inc. are listed below. Except as set forth below, (i) the principal business address of each of the directors and executive officers of VHA Inc. is 220 East Las Colinas Boulevard, Irving, Texas 75039-5500, (ii) the country of citizenship of each of the directors and executive officers of VHA Inc. is the United States and (iii) each of the directors and executive officers of VHA Inc. directly owns zero shares of the common stock of Neoforma.com, Inc.


                                                                     BUSINESS ADDRESS / CITIZENSHIP
                                                                         / # OF SHARES OF NEOFORMA
         NAME                   PRINCIPAL OCCUPATION                       COMMON STOCK OWNED
------------------------------------------------------------------------------------------------------
DIRECTORS
C.H. Beck, Jr., M.D.    Sr. Vice President, ScrippsHealth            4275 Campus Point Ct.
                                                                     San Diego, CA  92121

David Bernd             President/CEO, Sentara Health System,        6015 Poplar Hall Dr.
                                                                     Norfolk, VA  93502
                                                                     5000 shares owned (4000 pur
                                                                     chased on 7/28/00)

Patrick G. Hays, FACHE  President, Senior Consultant                 105B West Delaware Place
                                                                     Chicago, IL  60610

Van R. Johnson          President & CEO, Sutter Health               One Capital Mall
                                                                     Sacramento, CA 95814

Sallye A. Liner, R.N.   EVP/COO, Forsyth Medical Center              3333 Silas Creek Pkwy
                                                                     Winston-Salem, NC  27103

John C. McMeekin        President/CEO, Crozer-Keystone Health        100 W. Sproul Rd.
                                                                     Springfield, PA  19064

Terri L. Potter         President/CEO, Meriter Health System         202 S. Park Street
                                                                     Madison, WI  53715

Thomas M. Priselac      President/CEO,    Cedars-Sinai Health        8700 Beverly Blvd.
                                                                     Los Angeles, CA  90048

Ron R. Rees             President/CEO, Halifax-Fish Community        1041 Dunlawton Avenue
                        Health                                       Port Orange, FL  32119
                                                                     90 shares owned

Marilyn M. Rymer, M.D.  Office Research Admin., St. Luke's Hospital  4401 Wornall Rd.
                        Kansas City, Inc.                            Kansas City, MO  64111

C. Thomas Smith         President/CEO,    VHA Inc.

James W. Varnum         President, Dartmouth-Hitchcock Alliance      One Medical Center Drive
                                                                     Lebanon, NH  03756

Anthony E. Watkins, M.D.President, Washington Hospital Center        110 Irving Street NW
                                                                     Washington, DC  20010

Dan S. Wilford          President/CEO,    Memorial Hermann Health    7737 Southwest Frwy.
                        System                                       Houston, TX  77074

Joseph A. Zaccagnino    President/CEO, Yale-New Haven Health         20 York Street
                        System                                       New Haven, CT  06504

EXECUTIVE OFFICERS
Kim Alleman             Senior Vice President

Stuart B. Baker, M.D.   Executive Vice President

Daniel P. Bourque       Group Senior Vice President                  1200 New Hampshire Ave., NW
                                                                     Washington, DC 20036

J. Donald Caccia        Group Senior Vice President                  200 Berwyn Park
                                                                     Berwyn, PA  19312
Stacy Cinatl            Senior Vice President

John J. Collins, Jr., M.D.  Senior Vice President

Mike Cummins            Senior Vice President

Michael J. Daly         Group Senior Vice President, VHA East 200s   Berwyn Park
                        LLC                                          Berwyn, PA  19312

K. Jeffery Hayes        Senior Vice President/Business Operations

Marcea Bland Lloyd      Senior Vice President/General Counsel

Donald McCall           Group Senior VP, Business Operations

Mark McKenna            President, Novation, LLC                     125 E. John Carpenter Frwy.
                                                                     Irving, TX  75062

Curt Nonomaque          Executive VP/Chief Financial Officer

Andrea Overman          Senior VP/Marketing and Communications

Marlowe Senske          Executive Vice President

C. Thomas Smith         President & CEO